ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
3 December 2016 to 3 January 2017

3 January 2017

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 December 2016 consisted of 3,939,485,130 ordinary shares, of which, 184,044,901 were held as treasury shares; leaving a balance of 3,755,440,229 shares with voting rights.

The figure of 3,755,440,229 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Assistant Company Secretary, (0207 004 3209).

22 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:52:00 on 22 December 2016 it has purchased 400,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 932.5538p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 184,044,901 of its Ordinary shares in treasury and has 3,755,440,229 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:52:00	932.5538	400,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notification made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Sharesave Plan (‘SAYE’) grant of an option on behalf of a PDMR. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner

Date of notification: 2016.12.22

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Nicola Shaw

2		Reason for the notification
a	)	Position/status	Executive Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Grant of a 5 year option over Ordinary shares under the National Grid Sharesave Plan which will first become exercisable 1 April 2022.

c	)	Price(s) and volume(s)	Prices(s)	Volume(s)
			7.37 GBP	4.070

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.12.22

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.12.22

21 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:51:00 on 21 December 2016 it has purchased 600,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 933.3892p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 183,644,901 of its Ordinary shares in treasury and has 3,755,840,229 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:51:00	933.3892	600,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

20 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:51:00 on 20 December 2016 it has purchased 500,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 936.3539p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 183,044,901 of its Ordinary shares in treasury and has 3,756,440,229 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:51:00	936.3539	500,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

16 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:54:00 on 16 December 2016 it has purchased 200,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 926.3474p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 182,550,112 of its Ordinary shares in treasury and has 3,756,935,018 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:54:00	926.3474	200,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

15 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:54:00 on 15 December 2016 it has purchased 700,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 912.2769p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 182,350,112 of its Ordinary shares in treasury and has 3,757,135,018 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:54:00	912.2769	700,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

14 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:53:00 on 14 December 2016 it has purchased 500,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 922.1000p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 181,650,112 of its Ordinary shares in treasury and has 3,757,835,018 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:53:00	922.1000	500,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

13 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:52:00 on 13 December 2016 it has purchased 400,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 920.2014p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 181,150,112 of its Ordinary shares in treasury and has 3,758,335,018 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:52:00	920.2014	400,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

12 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:53:00 on 12 December 2016 it has purchased 500,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 916.4492p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 180,750,112 of its Ordinary shares in treasury and has 3,758,735,018 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:53:00	916.4492	500,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

9 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:51:00 on 9 December 2016 it has purchased 400,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 919.4107p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 180,250,112 of its Ordinary shares in treasury and has 3,759,235,018 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:51:00	919.4107	400,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

M Barnes, Assistant Company Secretary, (0207 004 3325).

NATIONAL GRID PLC
NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

The attached individual notifications made under article 19.1 of the Market Abuse Regulation (‘MAR’) relate to the National Grid Share Incentive Plan (‘SIP’) monthly purchases on behalf of PDMRs. This announcement is made in accordance with Article 19.3 of MAR.

Name of officer of issuer responsible for making notification: Robin Kerner

Date of notification: 2016.09.12

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Mike Westcott

2		Reason for the notification
a	)	Position/status	Group HR Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			10.63819 GBP	11

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.09.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.09.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Alison Kay

2		Reason for the notification
a	)	Position/status	Group General Counsel & Company Secretary

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			10.63819 GBP	11

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.09.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.09.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Stephanie Hazell

2		Reason for the notification
a	)	Position/status	Corporate Strategy & Business Development Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			10.63819 GBP	14

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.09.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.09.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	Andrew Bonfield

2		Reason for the notification
a	)	Position/status	Finance Director

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			10.63819 GBP	14

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.09.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.09.12

NATIONAL GRID PLC

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES

1		Details of the person discharging managerial responsibilities / person closely associated
a	)	Name	John Pettigrew

2		Reason for the notification
a	)	Position/status	Chief Executive Officer

b	)	Initial notification /Amendment	Initial notification

3		Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a	)	Name	National Grid plc

b	)	LEI	8R95QZMKZLJX5Q2XR704

4		Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a	)	Description of the financial instrument, type of instrument	Ordinary shares of 11 17/43 p each

		Identification code	GB00B08SNH34

b	)	Nature of the transaction	Monthly purchase of securities (“partnership shares”) under the HMRC Approved Share Incentive Plan

c	)	Price(s) and volume(s)	Price(s)	Volume(s)

			10.63819 GBP	15

d	)	Aggregated information - Aggregated volume - Price
e	)	Date of the transaction	2016.09.07

f	)	Place of the transaction	London Stock Exchange (XLON)

Name of officer of issuer responsible for making notification: Robin Kerner. Date of notification: 2016.09.12

8 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:52:00 on 8 December 2016 it has purchased 1,500,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 916.5167p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 179,850,112 of its Ordinary shares in treasury and has 3,759,635,018 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:52:00	916.5167	1,500,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

6 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:58:00 on 6 December 2016 it has purchased 1,500,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 898.3533p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 178,350,112 of its Ordinary shares in treasury and has 3,761,135,018 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:58:00	898.3533	1,500,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).

5 December 2016

National Grid plc (“National Grid”)

Transaction in Own Shares

National Grid announces that at 16:51:00 on 5 December 2016 it has purchased 1,000,000 of its Ordinary shares of 11 17/43p each on the London Stock Exchange from Barclays Capital Securities Limited (“Barclays”) at a price of 891.5000p per share as part of its buy-back programme announced on 24 November 2016. National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 176,850,112 of its Ordinary shares in treasury and has 3,762,635,018 Ordinary shares in issue (excluding treasury shares).

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 details of the purchase of its own Ordinary shares by National Grid from Barclays are set out below:

Time of transaction	Price per share (p)	Quantity of shares purchased

16:51:00	891.5000	1,000,000

This announcement will also be available on National Grid’s website http://investors.nationalgrid.com/rns.aspx.

Enquiries to:

D Whincup, Assistant Company Secretary, (0207 004 3209).